Lathrop & Gage L.C.
2345 Grand Boulevard, Suite 2800
Kansas City, Missouri 64108

May 10, 2006

Via Facsimile (202) 772-9203
and Edgar

Steven Jacobs
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Maxus Realty Trust, Inc.
Form 10-KSB for the fiscal year ended December 31, 2005
File No. 0-13754

Dear Mr. Jacobs:

We received your letter dated April 19, 2006 (the “Comment Letter”), in which you commented on the Form 10-KSB described above. Attached to this letter is a statement making the required acknowledgements. For your convenience, the original comments from your Comment Letter are reproduced below in bold type.

Form 10-KSB for the fiscal year ended December 31, 2005

Consolidated Statements of Cash Flows, page F-5

1.
We note that you have disclosed insurance settlements received within your schedule of non-cash items and we do not understand why you have chosen to account for the proceeds in such fashion. Please restate your 2005 consolidated statement of cash flows within-an amended filing to classify the cash proceeds received directly within the statement Reference is made to paragraph 22 c. of SFAS 95.

Response: The insurance payments were presented as a non-cash disclosure item since the insurance policy remittances were deposited directly with the lender who had supplied financing for the property. Insurance payments received by the lenders were credited to the company’s escrow account and classified on the balance sheet as Escrows and Reserves. The Company did not receive the funds and no amounts were deposited to cash accounts over which the Company exercised control.

March 15, 2006

The Company does not present Escrows and Reserves as part of the Cash balance since these balances do not represent cash or a cash equivalent. Amounts in escrow are not readily convertible or accessible and are not considered cash under the definition provided in paragraph 8 a. of SFAS 95.

We believe our presentation, which excludes the amounts credited to our escrow account from the statement of cash flows, is consistent with SFAS 95 and generally accepted accounting principles. A restatement would not be appropriate.

Contingencies, page F-12

2.
With respect to the 2004 sale of the ACI Building, please help us to better understand why you deferred approximately $1.1 million of the gain and your basis in GAAP for this accounting treatment. Additionally, please advise us how you considered the indemnification agreement which indemnified you for all costs related to the sale transaction charged by the lender (except for a small portion which ACI Financing agreed to be responsible for if the lender charged a Make Whole Premium), including Make Whole Premiums, in determining to defer the $1.1 million gain.

Response: On August 25, 2004, ACI Financing, L.L.C., a subsidiary of the Trust (“ACI Financing”), sold the ACI Building, an office building located in Omaha, Nebraska (the “ACI Building”), to an unrelated third party, FOR 1031 Omaha LLC, an Idaho limited liability company (“FOR 1031”). FOR 1031 is an affiliate of DBSI Housing Inc., an Idaho corporation (“DBSI”). In conjunction with the sale of the ACI Building, ACI Financing’s lender, LaSalle Bank National Association, as trustee for Morgan Stanley Dean Witter Capital I Inc., Commercial Mortgage Pass-Through Certificates, Series 2000-LIFE2 (the “Lender”), failed or refused to approve DBSI’s assumption of the existing loan secured by the ACI Building. As a result of this refusal, ACI Financing and DBSI agreed as follows:

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the parties agreed that FOR 1031 and DBSI would indemnify ACI Financing from all costs, expenses, penalties, interest, attorneys’ fees, defense costs, Make Whole Premiums (as described below), principal, default interest and every other charge made by the Lender against ACI Financing resulting directly or indirectly from the transfer of the ACI Building to FOR 1031 without the consent of the Lender or otherwise complying with the terms of the Lender loan documents in connection with the transfer of the ACI Building to FOR 1031 (the "Indemnification Obligations");

March 15, 2006

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ACI Financing agreed to be responsible for and pay to the Lender the lesser of (i) $100,000 or (ii) ten percent (10%) of any Make Whole Premium successfully charged by the Lender resulting from ACI Financing’s sale of the ACI Building to FOR 1031; and

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FOR 1031 executed wrap around loan documents, including (i) a promissory note payable to ACI Financing, (ii) a deed of trust, assignment of rents and security agreement in favor of ACI Financing and (iii) an indemnity agreement, which was also executed by DBSI.

On September 3, 2004, ACI Financing and the Trust received a letter from Principal Investors, LLC, as primary servicer to the Lender, pursuant to which the Lender declared the sale to be an event of default under the loan documents. The Lender further took the position that ACI Financing and the Trust (as a limited guarantor) are now fully liable under the loan documents and the guaranty and reserved all rights afforded the Lender under the loan documents.

As indicated above, FOR 1031 and DBSI are obligated to indemnify ACI Financing for any default interest that ACI Financing must pay under the loan documents with the Lender. In October 2004 the Lender charged ACI Financing with default interest for the month ending September 30, 2004 and subsequent months beginning October 2004. This amount was subsequently paid to the Lender by DBSI. Interest income and interest expense of $525,000 and $172,000 is reflected in the 2005 and 2004 financial statements respectively, representing the aggregate interest and default interest on the loan paid by FOR 1031 to ACI Financing.

The indemnification agreement between the buyer and the Company indemnifies the Company against the Indemnification Obligations. However, the Company’s right to indemnification is not enforceable until the Lender has taken action and required payment of the Indemnification Obligations.

The Company determined that the transaction qualified as a sale under the full accrual method as prescribed by 5 of SFAS 66 as follows:

a)	A sale was consummated through normal closing and transfer of cash approximating $4 million and a wrap loan of approximately $4 million in debt in exchange for the transfer of title to FOR 1031.

b)
DBSI's initial and continuing investments are adequate to demonstrate a commitment to pay for the property as DBSI paid $4 million of the total $8 million purchase price in cash, representing over 50% of the purchase price.

March 15, 2006

c)	The Company’s receivable is not subject to future subordination under the terms of the sale.

d)	The Company has transferred to DBSI the usual risks and rewards of ownership in a transaction that is in substance a sale and the Company has no involvement in operation of the property.

The Company has determined based on the above criteria that it has met the criteria for full accrual treatment for the sale; however, the Indemnification Obligations of the debt were determined to be continuing involvement in the property. Paragraph 25 of SFAS 66 states that “if the seller has some continuing involvement with the property and does not transfer substantially all of risks and rewards of ownership the profit recognized shall be reduced by the maximum exposure to loss.” Under terms of the Lender loan documents the maximum exposure to loss equals the amount of the make-whole payment which approximated $1.1 million at time of sale per the lending agreement at the date of sale.

The indemnification agreement requires FOR 1031 and DBSI to indemnify the Company in the event that the Company incurs damages associated with the Indemnification Obligations. To date, except to the extent the Lender has charged default interest that FOR 1031 has paid, the Company has incurred no damages for the Indemnification Obligations and therefore cannot assert a claim against FOR 1031 or DBSI under the indemnification agreement. The $1.1 million of deferred gain was not offset by any anticipated recoveries as no damages had been incurred by the Company associated with the Indemnification Obligations that has not been paid by FOR 1031.

The Company believes its accounting treatment of the sale is consistent with SFAS 66 and generally accepted accounting principles.

Involuntary Conversions, page F-17

3.
Based on your disclosure, it appears to be your belief that insurance proceeds related to property damage at the Waverly Apartments will at least equal the book value of that property and that insurance proceeds related to property damage at the Arbor Gates Apartments ("Arbor Gates") will at least be equal to the amount of property damages suffered at Arbor Gates. In order to help us better understand your accounting for these involuntary conversions, please confirm the above and that you have booked the insurance claims receivable in the amount of $560,000 under the belief that you have not suffered an impairment to the carrying value of the two

March 15, 2006

affected properties. Additionally, please tell us if you have removed the carrying value of the Waverly Apartments and the damaged portion of Arbor Gates from the investment property accounts on your balance sheet or otherwise explain how you have accounted for the involuntary conversions.

Response: In accordance with FIN 30, the Company has removed the carrying value (land improvements, buildings, and personal property) of the Waverly Apartments and the damaged portion of Arbor Gate Apartments from the investment property accounts incurred on our balance sheet totaling $6,160,000. In accordance with SFAS 144 the Company has determined that no further reduction in carrying value is required as the remaining carrying value of the properties is at or below fair market value of the properties. In conjunction with the removal of carrying value, a receivable from insurance companies was recorded totaling $6,160,000. Under interpretation of guidance in paragraph 149 of SOP 96-1 the impairment and recoverable were netted for purposes of the income statement presentation.

The Company expects to receive amounts from its insurance carriers that are at least equal to the impairment. Subsequent to initial recognition of the insurance receivable approximately $5,600,000 in insurance proceeds were received by our lender and credited to our escrow account prior to December 31, 2005. The insurance receivable was thus reduced to $560,000 at December 31, 2005. Subsequent to December 31, 2005 and through the date of this letter additional amounts of insurance proceeds of approximately $185,000 have been received by our lenders and credited to our escrow accounts. The Company is still in the process of negotiating with its insurance carrier but we continue to believe it is probable that the Company will receive proceeds that are at least equal to the receivable balance recorded of $375,000.

The Company believes the involuntary conversion was recorded appropriately under FIN 30 and SFAS 144 and consistent with generally accepted accounting principles.

4.
We note your disclosure that the property lender has considered the Waverly Apartments to be a total loss and that the property is not suitable for occupancy. It appears to us, under the guidance of SFAS 144, that the Waverly Apartments are abandoned property that has been disposed of as a result of the hurricane. Please advise what consideration you have given to reporting the operations at the Waverly Apartments as discontinued operations. Reference is made to paragraphs 27 to 28 and 41 to 44 of SPAS 44.

March 15, 2006

Response: Waverly was considered a total loss by the insurance company and was not usable at December 31, 2005. As of December 31, 2005 the Company had not decided whether or not to rebuild the property at Waverly. As such the Company believes that the property was not yet abandoned and did not place the property into discontinued operations under guidance of paragraph 27 of SFAS 144 which states that “A long-lived asset that has been temporarily idled shall not be accounted for as if abandoned”.

Considerations were also given to paragraph 30 of SFAS 144 as to whether the Company met the criteria to present the property as held for sale. At December 31, 2005, management did not have a plan to dispose of or rebuild Waverly or expect that a sale would likely occur within a year, and thus did not believe the criteria for held for sale treatment was met at December 31, 2005.

The Company continues to evaluate the presentation of Waverly based on the criteria within SFAS 144.

The Company believes the presentation of Waverly at December 31, 2005 is appropriate and consistent with generally accepted accounting principles. Since no management plan had been made or approved as of December 31, 2005 the Company did not meet the criteria outlined in SFAS 144. Based on actions and decisions reached in May 2006, the Company expects to begin reporting both properties as discontinue operations beginning in the second quarter. Appropriate updates and disclosures will be incorporated in the first quarter Form 10-Q.

Please contact me at (816) 460-5806 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE L.C.

By:  /s/ Scott M. Herpich
                       Scott M. Herpich

Enclosure